Exhibit 99.1

Weibo Announces Third Quarter 2024 Unaudited Financial Results

BEIJING, China – November 19, 2024 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

“We had a solid quarter,” said Gaofei Wang, CEO of Weibo. “On the user front, we continued to focus on the acquisition and engagement of high quality users. On the monetization front, our advertising business has exhibited a stabilized trend this quarter. We are pleased to see robust growth of ad revenues from certain key sectors, mainly driven by ad demand during the Summer Olympics. Our value-added services business also delivered strong momentum this quarter, benefiting from the upgrade of membership services catering to users’ social interactions on the platform.”

Third Quarter 2024 Highlights

•	Net revenues were US$464.5 million, an increase of 5% year-over-year or an increase of 3% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$398.6 million, an increase of 2% year-over-year or flat year-over-year on a constant currency basis [1].

•	Value-added services (“VAS”) revenues were US$65.9 million, an increase of 25% year-over-year or an increase of 23% year-over-year on a constant currency basis [1].

•	Income from operations was US$141.3 million, representing an operating margin of 30%.

•	Net income attributable to Weibo’s shareholders was US$130.6 million and diluted net income per share was US$0.50.

•	Non-GAAP income from operations was US$164.5 million, representing a non-GAAP operating margin of 35%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$139.2 million and non-GAAP diluted net income per share was US$0.53.

•	Monthly active users (“MAUs”) were 587 million in September 2024.

•	Average daily active users (“DAUs”) were 257 million in September 2024.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the third quarter of 2024 had been the same as it was in the third quarter of 2023, or RMB7.23=US$1.00.

Third Quarter 2024 Financial Results

For the third quarter of 2024, Weibo’s total net revenues were US$464.5 million, an increase of 5% compared to US$442.2 million for the same period last year.

Advertising and marketing revenues for the third quarter of 2024 were US$398.6 million, an increase of 2% compared to US$389.3 million for the same period last year. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$377.1 million, an increase of 3% compared to US$367.6 million for the same period last year.

VAS revenues for the third quarter of 2024 were US$65.9 million, an increase of 25% year-over-year compared to US$52.9 million for the same period last year, primarily driven by the growth of membership services and game-related revenues.

Costs and expenses for the third quarter of 2024 totaled US$323.2 million, an increase of 5% compared to US$308.2 million for the same period last year. The increase was mainly resulted from higher marketing spend and personnel related expenses.

Income from operations for the third quarter of 2024 was US$141.3 million, compared to US$134.0 million for the same period last year. Operating margin was 30%, same as last year. Non-GAAP income from operations was US$164.5 million, compared to US$163.9 million for the same period last year. Non-GAAP operating margin was 35%, compared to 37% last year.

Non-operating income for the third quarter of 2024 was US$23.6 million, compared to non-operating loss of US$28.4 million for the same period last year. Non-operating income for the third quarter of 2024 mainly included (i) gain from fair value change of investments of US$16.8 million, which was excluded under non-GAAP measures; and (ii) net interest and other income of US$6.7 million.

Income tax expenses for the third quarter of 2024 were US$32.2 million, compared to US$25.4 million for the same period last year. The increase was primarily due to withholding tax accrued related to earnings to be remitted to Weibo Hong Kong Limited from its wholly-owned subsidiary in China.

Net income attributable to Weibo’s shareholders for the third quarter of 2024 was US$130.6 million, compared to US$77.5 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the third quarter of 2024 was US$0.50, compared to US$0.32 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the third quarter of 2024 was US$139.2 million, compared to US$136.6 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the third quarter of 2024 was US$0.53, compared to US$0.57 for the same period last year.

As of September 30, 2024, Weibo’s cash, cash equivalents and short-term investments totaled US$2.2 billion. For the third quarter of 2024, cash provided by operating activities was US$124.2 million, capital expenditures totaled US$11.8 million, and depreciation and amortization expenses amounted to US$14.4 million.

Conference Call

Weibo’s management team will host a conference call from 6:00 AM to 7:00 AM Eastern Time on November 19, 2024 (or 7:00 PM to 8:00 PM Beijing Time on November 19, 2024) to present an overview of the Company’s financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link:

https://register.vevent.com/register/BI53615081ba80427881ec0a24ad90968c

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
Net revenues:
Advertising and marketing	$389,301	$375,277	$398,615	$1,130,275	$1,112,843
Value-added services	52,850	62,596	65,865	165,894	185,007
Net revenues	442,151	437,873	464,480	1,296,169	1,297,850

Costs and expenses:
Cost of revenues (1)	93,998	89,790	92,381	274,123	268,992
Sales and marketing (1)	109,776	114,232	123,069	321,695	340,928
Product development (1)	82,764	71,689	80,411	266,385	232,826
General and administrative (1)	21,627	26,777	27,297	80,037	78,660
Total costs and expenses	308,165	302,488	323,158	942,240	921,406
Income from operations	133,986	135,385	141,322	353,929	376,444

Non-operating income (loss):
Investment related income (loss), net	(8,915)	245	16,905	(6,950)	12,180
Interest and other income (loss), net	(19,498)	11,182	6,699	(5,459)	(730)
	(28,413)	11,427	23,604	(12,409)	11,450

Income before income tax expenses	105,573	146,812	164,926	341,520	387,894
Less: Income tax expenses	25,407	33,275	32,197	72,709	90,516

Net income	80,166	113,537	132,729	268,811	297,378
Less: Net income attributable to non-controlling interests	474	471	545	1,287	1,564
Accretion to redeemable non-controlling interests	2,203	1,135	1,617	8,156	3,878
Net income attributable to Weibo’s shareholders	$77,489	$111,931	$130,567	$259,368	$291,936

Basic net income per share attributable to Weibo’s shareholders	$0.33	$0.47	$0.55	$1.10	$1.23
Diluted net income per share attributable to Weibo’s shareholders	$0.32	$0.43	$0.50	$1.09	$1.12

Shares used in computing basic net income per share attributable to Weibo’s shareholders	235,842	237,124	237,499	235,307	237,107
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	238,655	265,086	265,824	237,817	264,856

(1) Stock-based compensation in each category:
Cost of revenues	$2,308	$1,527	$1,539	$7,082	$4,839
Sales and marketing	4,243	3,211	3,454	12,969	10,488
Product development	13,306	8,293	8,593	40,362	27,324
General and administrative	5,834	4,176	4,512	18,970	13,666

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As of
	December 31,	September 30,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$2,584,635	$1,203,977
Short-term investments	641,035	993,618
Accounts receivable, net	440,768	419,369
Prepaid expenses and other current assets	359,881	375,455
Amount due from SINA(1)	486,397	465,676
Current assets subtotal	4,512,716	3,458,095

Property and equipment, net	220,663	227,609
Goodwill and intangible assets, net	300,565	288,233
Long-term investments	1,320,386	1,445,467
Other non-current assets	926,028	1,205,712
Total assets	$7,280,358	$6,625,116

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$161,493	$154,440
Accrued expenses and other current liabilities	666,833	638,826
Income tax payable	94,507	80,711
Deferred revenues	75,187	94,690
Unsecured senior notes	799,325	-
Current liabilities subtotal	1,797,345	968,667

Long-term liabilities:
Convertible senior notes	317,625	320,017
Unsecured senior notes	743,695	744,420
Long-term loans	791,647	794,395
Other long-term liabilities	112,430	119,676
Total liabilities	3,762,742	2,947,175

Redeemable non-controlling interests	68,728	42,377

Shareholders’ equity :
Weibo shareholders’ equity	3,398,735	3,583,469
Non-controlling interests	50,153	52,095
Total shareholders’ equity	3,448,888	3,635,564
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,280,358	$6,625,116

(1) Included short-term loans to and interest receivable from SINA of US$445.2 million as of December 31, 2023 and US$423.5 million as of September 30, 2024.

WEIBO CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
Income from operations	$133,986	$135,385	$141,322	$353,929	$376,444
Add: Stock-based compensation	25,691	17,207	18,098	79,383	56,317
Amortization of intangible assets resulting from business acquisitions	4,209	5,011	5,112	12,919	15,182
Non-GAAP income from operations	$163,886	$157,603	$164,532	$446,231	$447,943

Net income attributable to Weibo’s shareholders	$77,489	$111,931	$130,567	$259,368	$291,936
Add: Stock-based compensation	25,691	17,207	18,098	79,383	56,317
Amortization of intangible assets resulting from business acquisitions	4,209	5,011	5,112	12,919	15,182
Investment related gain/loss, net (1)	8,915	(245)	(16,905)	6,950	(12,180)
Non-GAAP to GAAP reconciling items on the share of equity method investments	19,430	(8,412)	1,975	12,351	18,921
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(101)	(435)	(501)	(414)	(1,372)
Tax effects on non-GAAP adjustments (2)	(645)	(1,082)	(1,112)	(1,176)	(3,297)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	1,607	2,277	1,951	4,819	6,542
Non-GAAP net income attributable to Weibo’s shareholders	$136,595	$126,252	$139,185	$374,200	$372,049

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.57	$0.48 *	$0.53 *	$1.57	$1.42 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	238,655	265,086	265,824	237,817	264,856
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	238,655	265,086	265,824	237,817	264,856

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$77,489	$111,931	$130,567	$259,368	$291,936
Non-GAAP adjustments	59,106	14,321	8,618	114,832	80,113
Non-GAAP net income attributable to Weibo’s shareholders	136,595	126,252	139,185	374,200	372,049
Interest (income) expense, net	2,823	(9,410)	(6,348)	(5,554)	(24,909)
Income tax expenses	26,052	34,357	33,309	73,886	93,813
Depreciation expenses	9,354	9,169	8,985	29,917	27,571
Adjusted EBITDA	$174,824	$160,368	$175,131	$472,449	$468,524

Net revenues	$442,151	$437,873	$464,480	$1,296,169	$1,297,850

Non-GAAP operating margin	37%	36%	35%	34%	35%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION
UNAUDITED ADDITIONAL INFORMATION
(In thousands of U.S. dollars)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
Net revenues
Advertising and marketing
Non-Ali advertisers	$367,633	$342,868	$377,112	$1,063,558	$1,036,380
Alibaba - as an advertiser	21,668	32,409	21,503	66,717	76,463
Subtotal	389,301	375,277	398,615	1,130,275	1,112,843

Value-added services	52,850	62,596	65,865	165,894	185,007
	$442,151	$437,873	$464,480	$1,296,169	$1,297,850